Exhibit 99.1

Trina Solar Schedules 2014 Annual Meeting of Shareholders

CHANGZHOU, China, July 28, 2014 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (PV) modules, solutions and services, announced today that it will hold its 2014 annual general meeting of shareholders on Thursday, August 28, 2014, at 9:00 a.m. (Beijing Time). The meeting will be held at the Boardroom, Changzhou Trina Solar Energy Co., Ltd., No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu, People’s Republic of China. All shareholders of record as of July 21, 2014 will be eligible to vote and are invited to attend. The following resolutions are to be considered and passed, if thought fit, at the meeting:

1.              Re-election of Mr. Jifan GAO as a director of the Company;

2.              Re-election of Mr. Li Ping QIU as a director of the Company;

3.              Increase of the number of authorized shares for grant under the Company’s Share Incentive Plan from 352,718,350 ordinary shares to 552,718,350 ordinary shares;* and

4.              Appointment of KPMG as an auditor of the Company to audit the accounts of the Company for the fiscal year ending December 31, 2014 and that the board of directors or the audit committee of the board of directors of the Company shall fix the fee for KPMG.

*                 A substantial number of shares previously reserved under the Company’s Share Incentive Plan have been granted to employees and the remaining amount is not enough to support future grants under the Company’s employee incentive schemes. The Company estimates that the increased number of ordinary shares reserved this time will allow the Company to grant awards for the next three to four years.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Email: teresa.tan@trinasolar.com (Changzhou)	Brunswick Group Ilse Schache Phone: + (86) 10-5960-8600 (Beijing) Email: trina@brunswickgroup.com
Yvonne Young Investor Relations Director Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com